FOR IMMEDIATE RELEASE            Investor Contact:  Helen M. Wilson
                                                    Investor Relations
                                                    ACE Limited
                                                    (441) 299-9283

    ACE LIMITED REITERATES ITS COMMITMENT TO ACQUIRE TEMPEST

HAMILTON, BERMUDA -- June 4, 1996 -- ACE Limited (NYSE: ACL) announced today that it has been advised by Tempest Reinsurance Company Limited ("Tempest") that Tempest has received an unsolicited offer from IPC Holdings, Ltd. (NASDAQ/NMS: IPCRF) ("IPC") to acquire Tempest. Under IPC's proposal, which is subject to a number of contingencies, Tempest shareholders would receive cash and common shares.

     ACE's Chairman, President and Chief Executive Officer,
Brian Duperreault, stated that, "We remain committed to acquiring Tempest and are convinced that the ACE/Tempest combination is superior for Tempest shareholders. The IPC proposal is subject to a number of contingencies and uncertainties including the following:

     . The value of the IPC shares to be issued under the IPC proposal is uncertain. Because the IPC proposal contemplates a closing at the end of September, nearly four months away, Tempest shareholders are subject to the risks of substantial movements in the price of IPC shares. The ACE/Tempest transaction is due to close, subject to shareholder approval, on or about June 19, 1996, and thus the value of the ACE ordinary shares to be received by Tempest shareholders is subject to much less uncertainty.

     . During the four-month period prior to the proposed closing of the IPC transaction, Tempest and its shareholders would be exposed to a number of business, financial and market uncertainties. As a portion of the consideration to be paid by IPC is subject to Tempest's results for the period between March 31, 1996 and the closing date, any adverse business, financial or market developments could decrease the consideration to be received by Tempest shareholders. This period encompasses the traditional Atlantic hurricane season. The ACE/Tempest transaction is subject to much less uncertainty due to the expected June 19 closing date.

     . The IPC proposal contemplates the issuance of a substantial number of additional IPC shares. There is significant uncertainty as to the effect of this issuance on the long-term market price of the IPC shares. The ACE/Tempest transaction contemplates the issuance of ACE ordinary shares representing less than 30% of the currently outstanding ACE ordinary shares. Furthermore, the market has had an opportunity to evaluate the ACE/Tempest transaction, including the issuance of additional ACE ordinary shares, the effect of which ACE believes has been reflected in the current market price of ACE's ordinary shares.

     . Under the IPC proposal, Tempest shareholders would own shares of an even more concentrated monoline property catastrophe reinsurer than before. Under the ACE/Tempest transaction, Tempest shareholders would own freely tradeable shares in a large, diversified international property and casualty insurance company.

     . IPC's proposal is subject to a due diligence review of Tempest, negotiation of a definitive agreement and other conditions precedent. ACE has already completed its due diligence review and entered into a definitive agreement and is prepared, subject to shareholder approval, to consummate its transaction on June 19."

     As disclosed in IPC's press release, the IPC proposal is subject to termination of the agreement between ACE and Tempest. Under such agreement, Tempest's board of directors may only terminate the agreement if it determines in its good faith reasonable judgment that the IPC proposal provides greater aggregate value to Tempest and/or its shareholders than the ACE transaction, or any improved transaction proposed by ACE, and then only upon payment to ACE of a $12 million termination fee.
Mr. Duperreault stated that "we believe that our proposal is superior and expect that Tempest's board of directors will reach the same conclusion and restate its support for our transaction."

     On March 14, 1996, ACE and Tempest entered into an amalgamation agreement pursuant to which Tempest would be acquired by ACE and the shareholders of Tempest would receive ACE Ordinary Shares. ACE and Tempest have set June 19, 1996 as the date of the shareholder meetings to vote on matters related to the transaction.

     The ACE group of companies specializes in catastrophe insurance for a diverse group of international clients. ACE Limited's Bermuda subsidiaries are leading providers of high level excess and directors and officers liability insurance, and also provide satellite, aviation, excess property and financial lines coverages. ACE owns a majority interest in Methuen Group Limited and provides corporate capital to Lloyd's syndicates managed by Methuen's managing agency. At March 31, 1996, ACE Limited had over $1.5 billion in shareholders' equity and $3.5 billion in assets.

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